Exhibit 99.1

Aurinia Pharmaceuticals Establishes U.S. Commercial Operations Center in Rockville, Maryland

VICTORIA, British Columbia--(BUSINESS WIRE)--March 17, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced that the Company has established its U.S. commercial center of operations in Rockville, Maryland. The new site will support Aurinia’s plans for growth as it prepares for the potential approval and launch of voclosporin for the treatment of lupus nephritis in 2021.

“We are thrilled to announce the opening of our U.S. commercial offices in Montgomery County, Maryland, as we continue to advance the development of voclosporin, which has the potential to become the first-ever approved treatment for patients suffering from lupus nephritis. This important milestone follows the recent build-out of our commercial leadership team, as we move swiftly, yet responsibly, toward commercial readiness,” said Peter Greenleaf, President and Chief Executive Officer of Aurinia. “Maryland’s commitment to attracting and supporting leading innovators played a key role in our decision to establish Aurinia’s U.S. presence here. We look forward to joining and contributing to the ecosystem of top-notch biopharmaceutical companies and research institutions in Montgomery County, while we work to build a global company.”

Aurinia’s Rockville site at 77 Upper Rock Circle will initially occupy 30,000 square feet, with potential expansions to 120,000 square feet. The company plans to hire up to 100 employees in the first year and up to 500 employees as the company expands its operations. It is located within the I-270 life sciences and biotech corridor, which is widely recognized as a hotbed of leading innovation and industry talent.

The Maryland Department of Commerce has approved a $2 million conditional loan through Advantage Maryland, formerly the Maryland Economic Development Assistance Authority and Fund (MEDAAF), which will be distributed in $1 million increments as each phase of the project is complete. Additionally, Montgomery County has approved a conditional grant of $350,000 per phase of the project, with the City of Rockville contributing $25,000 for each phase. The company is also eligible for Maryland’s Job Creation Tax Credit.

Aurinia also announced on February 25, 2020, the appointment of Max Colao, to the newly created role of Chief Commercial Officer, along with the addition of a team of experts across key commercial functions in preparation for the potential commercial launch of voclosporin in early 2021.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by diseases with a high unmet medical need. The Company is currently developing an investigational drug for the treatment of lupus nephritis, focal segmental glomerulosclerosis and dry eye syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: completing NDA priority review submissions in a successful and timely manner including the anticipated NDA filing during the second quarter of 2020; the potential for commercial launch of voclosporin for use in LN in the first half of 2021; voclosporin having the potential to become the first-ever approved treatment for patients suffering from lupus nephritis; voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity; ; that Aurinia has hired seasoned, distinguished world- class commercial leadership; that voclosporin may be positioned to become the standard of care for people living with LN. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN, DES and FSGS programs; that another company will not create a substantial competitive product for Aurinia’s LN, DES and FSGS business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or FSGS markets; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN, DES and FSGS business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; competitors may arise with similar products; Aurinia may not be able to obtain necessary regulatory approvals for commercialization of voclosporin in a timely fashion, or at all; and Aurinia may not be able to obtain sufficient supply to meet commercial demand for voclosporin in a timely fashion. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek safe harbour.

Contacts

Investor & Corporate Contact:
Glenn Schulman, PharmD
MPH Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Krystle Gibbs
Ten Bridge Communications
krystle@tenbridgecommunications.com